Brad E. Herr
5413 S. Saybrook Lane
Spokane, Washington 99223
Mobile: 509-994-3248
e-mail: bherr@qwest.net

April 20, 2009

The Board of Directors
Command Center, Inc.

Gentlemen:

I hereby resign as a Director, Chief Financial Officer, and Secretary of Command Center, Inc. effective at the close of business May 1, 2009.  I am resigning to pursue another opportunity that I believe better fits my skills, interests and long-term objectives.  I am not resigning because of any disagreement with Management, the Board or the Company.

I plan on maintaining a full work schedule through May 1, 2009.  During my last two weeks at Command, I will work to complete open projects and transition areas of responsibility to those persons as directed by management.  I can also be available on a limited basis after May 1, 2009 to provide further transition assistance if requested.

I have enjoyed working here.  Thank you for the opportunity.

 Sincerely,

/s/ Brad E. Herr

Brad E. Herr